August 9, 2019

Wangchun Ye
Chairman and Chief Executive Officer
OneConnect Financial Technology Co., Ltd.
55F, Ping An Financial Center
No 5033 Yitian Road, Futian District
Shenzhen, Guangdong
People's Republic of China

       Re: OneConnect Financial Technology Co., Ltd.
           Draft Registration Statement on Form F-1
           Submitted July 15, 2019
           CIK No. 0001780531

Dear Dr. Ye:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 submitted July 15, 2019

Prospectus Summary, page 1

1. Please revise your prospectus summary to disclose that your directors, officers and principal shareholders will continue to have significant control over the company after this offering. In addition, describe your significant relationship with Ping An Group to specify that Ping An Group is your most important supplier and customer and principal shareholder.
2. Please disclose in the prospectus summary that Ping An of China Securities (Hong Kong)
       Company Limited, an underwriter in this offering, is an affiliate of Ping An Group. Tell
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         us whether you are required to have a qualified independent underwriter in accordance with FINRA Rule 5121 regarding conflicts of interest. Any enhanced disclosure regarding conflicts of interest and a qualified independent underwriter should be addressed in the risk factor section as well.
Outstanding growth, page 2

3. Please disclose your net loss for each period presented in your financial statements to provide more balanced disclosure.
Risk Factors
Ping An Group is our strategic partner..., page 18

4. Disclose the aggregate number of shares that Bo Yu Limited has an option to purchase from the shareholders of Yi Chuan Jin Limited.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Operating Metrics, page 76

5. We note your management regularly reviews a number of operating metrics to evaluate your business, performance, etc., including number of customers and net expansion rate, which are specifically disclosed. Please tell us, and revise accordingly, what other operating metrics you regularly review and what consideration you gave to disclosing information about those metrics. Refer to guidance in Section III.B of SEC Release No.
         33-8350.
6. Please revise to disclose the number of customers from Ping An Group, or revise to clearly explain why these customers are excluded from your total customer count.
7. Please revise note 3 to your customer count table to disclose the number of non-paying basic customers and to explain in more detail why a "significant majority" of your basic customers are non-paying customers. Further, disclose what impact or trends this has or is reasonably likely to have on your operating results. See Item 5.D of Form 20-F.
8. Please revise to include the total number of Ping An Group, premium and basic customers, as well as total customers, for each of the interim periods presented in the table on page 77, and to address any trends impacting your results of operations. See Item 5.D of Form 20-F.
9. You disclose that the revenues generated from your Premium Customers in fiscal year
         2018 and the three months ended March 31, 2019 include revenues in connection with lending solutions you provided to third-party customers through contractual arrangement with Ping An Group. It appears that a greater percentage of your revenues in 2018 than in
         2017 were based on your relationship with Ping An Group either through third-party contractual arrangements or direct revenue, and that this trend has continued into the first quarter 2019. Please revise your disclosures to explain whether management anticipates
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FirstName LastNameWangchun YeCo., Ltd.
OneConnect Financial Technology
Comapany2019
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         this trend to continue into future periods. We refer you to Part I,
Item 5D of Form 20-F
         and Section III.B of SEC No. Release 33-8350. Finally, please revise your definition of
         Premium Customer to clarify that it includes third party customers to which you provide services through contractual arrangements with Ping An Group.
10. We note you disclose the number of products purchased by your premium customers for
         2018 and 2016. Please revise to also provide this information for 2017. In addition, please revise to provide this information for both your Ping An Group customers and basic customers for all periods. Please consider providing this information in tabular format.
11. Please revise to provide the net expansion rate for all reported periods, annual and interim, and any related trends impacting your results of operations.
12. We note you provide the net expansion rate for total customers overall, as well as for your premium customers. Please revise to also provide the net expansion rate for your Ping An
         Group customers and basic customers. Please consider providing this information in a tabular format for all periods presented.
Results of Operations
Three Months Ended March 31, 2019 Compared to Three Months Ended March 31, 2018 Revenue, page 82

13. Transaction-based revenue increased RMB448.3M million for the three months ended
         March 31, 2019, compared with the same period in the prior year. You attribute the increase in revenue to increases in risk management for retail banking solutions and business origination services primarily for SME financing and services solutions. You similarly describe the reasons for increases in implementation revenues, which increased
         RMB94.3M from period to period. Please revise to quantify the impact from each of these items on your revenue. Please also similarly revise your fiscal year end revenue disclosures on page 85.
Liquidity and Capital Resources, page 89

14. You disclose here that you have borrowing facilities with three banks. Please further disclose the material terms of these borrowing facilities, including the maturity dates of the facilities and whether they contain any material financial covenants. Additionally, please file the credit facility agreements. See Item 8 of Form F-1 and
Item 601(b)(10) of
         Regulation S-K. For additional guidance, consider Section IV of SEC Release No. 33-
         8350.
Business
New Solutions, page 126

15. Please revise this section to clarify that these new solutions have not yet been launched.
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         For each new solution, please briefly address the stage of development of the solution and the anticipated launch date, if known.
Our Relationship with Ping An Group, page 134

16. You disclose here that you have entered into a Strategic Cooperation Agreement and a
         Technology Service Agreement with Ping An Group. Please tell us whether you intend to file these agreements as exhibits. Consider Item 601(b)(10) of Regulation S-K.
Principal [and Selling] Shareholders, page 161

17. Footnote 1 to the principal shareholders table discloses that the nominee shareholders of
         Rong Chang Limited act upon instructions from a five-person management committee.
         Please revise to identify these individuals and to disclose any material relationship that these individuals have with you.
18. Footnote 2 to the principal shareholders table discusses certain call options granted by the shareholders of Yi Chuan Jin Limited and Shenzhen Lanxin Enterprise Management Co.,
         Ltd. ("Shenzhen Lanxin"). Please revise here to identify the shareholders of Yi Chuan Jin
         Limited and Shenzhen Lanxin and tell us whether you intend to file the option agreements as exhibits.
Related Party Transactions, page 164

19. Several of your directors, including Ms. Sin Yin Tan and Dr. Rui Li, are executive officers and/or affiliates of Ping An Group. Please disclose any arrangement or understanding with major shareholders pursuant to which any person was selected as a director. Refer to
         Item 4 of Form F-1 and Item 6.A. of Form 20-F.
Consolidated Statements of Comprehensive Income, page F-3

20. We note that you have presented your expenses by function, except for the amortization of intangible assets line item, which appears to be presented by the nature of the expense.
         We also note that that the amount reported as Cost of Revenue appears to be incomplete because it excludes costs that you are required to incur to be able to generate revenue, including depreciation and amortization. Please support you presentation under IAS 1 or present all of your expenses by function and present a measure of Cost of Revenue that is complete. Please refer to paragraphs 15, 29, 99 and 103 of IAS 1. Notes to Consolidated Financial Statements
1 General information, recapitalization and basis of presentation
(b) Risks in relation to the VIEs, page F-13

21. Tell us how you have complied with disclosures required by IFRS 12, paragraphs 13-17, regarding restrictions and risks relevant to your VIEs, or revise accordingly.
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OneConnect Financial Technology
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2 Summary of significant accounting policies
2.2 Principles of consolidation and equity accounting, page F-17

22. Please revise here to disclose the names and relationships of the Subsidiaries and
         Associates that are shown in the "Corporate Structure" disclosure on page 68. In addition, please identify in the disclosure on page 68 which of these entities represent each type of entity (i.e., Subsidiaries or Associates).
2.3 Structured Entities, page F-18

23. Please revise to disclose the agent or principal relationship you hold with each of the PRC
         Operating Entities, or structured entities, including the structured entities' status for each entity disclosed in the chart on page 68. In your response, please also tell us how your disclosures comply with IFRS 12, paragraph 9.
2.20 Revenue recognition, page F-29

24. We note that you combine your implementation services and use of the perpetual license into one output, or one performance obligation. Please tell us in detail, and revise to address, how you determined these services and the related license are not distinct and are highly interrelated such that treatment as one performance obligation is warranted. Refer to guidance in IFRS 15, paragraphs 29 and 30, B54 and B55, and BC407. 3 Critical accounting estimates and judgments
(b) Estimation of variable consideration, page F-36

25. We note that you have not recognized any performance based fees revenue for the fiscal year ended December 31, 2018 "because it is not highly probable actual default rates of the portfolio of the underlying loans would be lower than the threshold rate," which is the criteria that allows performance based fees to be earned. Please tell us and disclose the factors causing non-recognition of performance fees, and address the related impact these factors are reasonably likely to have on your financial statements. See Item 5.D of Form
         20-F.
5 Revenue, page F-48

26. We note you have classified revenue from operation support services as both point-in-time and over-time in the table on page F-49. Based on the description of this revenue stream as disclosed on page F-33, it would seem that revenue is recorded in a manner similar to risk management services which are all recognized at a point-in-time when the services are delivered. Please revise to clarify why the timing of these revenues differs between point-in-time and over-time.
27. Tell us why you have not disaggregated between the contractual revenues related to the guarantee model and non-guarantee model within your Business Origination services.
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August 9, 2019
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      Please refer to the accounting guidance in IFRS 15, paragraph 114 in support of your presentation.
25 Share-based payments, page F-69

28. We note the fair value of the stock options issued increased from RMB0.52 as of the last issuance in 2017 to RMB26.00 for the issuance in 2018. Please tell us the reason(s) for this significant increase in the fair value and provide related disclosures accordingly. In addition, please provide us with the fair value of the underlying ordinary shares for each issuance. With regards to your A-Round financing in April 2018 for $7.50 a share, as disclosed on page 173, tell us how that transaction impacted your determination of the
      November 2018 valuation.
General

29. We note that you have included certain graphics in your prospectus. Please provide us with copies of these and any other graphical materials or artwork that you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, consider Question 101.02 of our Securities Act Forms Compliance and
      Disclosure Interpretations.
30. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
       You may contact Brittany Ebbertt, Senior Staff Accountant, at (202) 551-3572 or Craig
Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff
Attorney, at (202) 551-3574 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                            Sincerely,

FirstName LastNameWangchun Ye                       Division of Corporation
Finance
                                                    Office of Information
Technologies
Comapany NameOneConnect Financial Technology Co., Ltd.
                                                    and Services
August 9, 2019 Page 6
cc:       Shuang Zhao, Esq.
FirstName LastName